April 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Timothy S. Levenberg

Re:	Ur-Energy Inc.
Registration Statement on Form S-3
Filed April 6, 2026
File No. 333-294902

Dear Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ur-Energy Inc. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 10:00 a.m. Eastern Time on Thursday, April 16, 2026, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the registration statement effective is signed.

Sincerely,

By:	/s/ David A. Ritchie
Name:	David A. Ritchie
Title:	General Counsel and Corporate Secretary

cc:        Brian Boonstra, Esq., Davis Graham & Stubbs LLP